Exhibit 4.5

AMENDMENT

This amendment (“Amendment”) is entered into as of this 1st day of April, 2003 (the “Effective Date”) by and between the Wheatley Family Partnership, a California Limited Partnership dba Matadero Creek, successor in interest to Jack R. Wheatley dba Matadero Creek, a sole proprietorship (“Landlord”) and CV Therapeutics, Inc, a Delaware corporation (the “Company”).

WHEREAS, Landlord and the Company are parties to that certain Warrant to Purchase Shares of Common Stock, dated of even date therewith (the “Warrant”), pursuant to which the Landlord and the Company agreed that the Company would issue, and the Company did issue to Landlord on April 1, 2003 (the “Issuance Date”), a warrant to purchase 200,000 shares of common stock of the Company;

WHEREAS, the parties have discovered an error in the terms of the Warrant as signed, such that it does not reflect accurately the mutual business agreement of the parties with respect to the term of the Warrant, and the parties desire and intend to correct the terms of the Warrant as expressly set forth in this Amendment so as to accurately reflect their mutual business agreement, effective as of the Effective Date of this Amendment set forth above;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Amendment, the Landlord and the Company hereby agree as follows, as of the Effective Date set forth above:

I. Definitions.

Any capitalized term used in this Amendment and not defined herein shall have the meaning assigned to such term in the Warrant.

II. Amendment.

Landlord and the Company agree that Section 1 of the Warrant is hereby deleted in its entirety, and is hereby replaced by the following new Section 1 of the Warrant, which reads in its entirety as follows:

“1. Exercise Period. This Warrant shall be exercisable, in whole or in part, during the term commencing on the Issuance Date and ending at the later of (A) 5:00 p.m. Pacific Time on the tenth (10th) anniversary of the Issuance Date if (but only if) at any time prior to the fifth (5th) anniversary of the Issuance Date, the closing price of one share of the common stock of the Company on the Nasdaq National Market has not been more than $34.58 for each trading day during any period of twenty (20) consecutive trading days or (B) 5:00 p.m. Pacific Time on the fifth (5th) anniversary of the Issuance Date.”

III. Ratification; Conflict.

Except as otherwise expressly set forth in this Amendment, all of the terms and conditions of the Warrant shall remain in full force and effect. In the event of any conflict between the terms of this Amendment and the terms of the Warrant, the terms of this Amendment shall control.

IV. Counterparts.

This Amendment may be signed in one (1) or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Effective Date set forth above.

LANDLORD:	CV THERAPEUTICS, INC.:
The Wheatley Family Limited Partnership, a California Limited Partnership dba MATADERO CREEK, successor-in-interest to Jack R. Wheatley dba Matadero Creek, a sole proprietorship

By:	/s/ JACK R. WHEATLEY	By:	/s/ DANIEL K. SPIEGELMAN

	Name: J. Robert Wheatley Title: Manager		Name: Daniel K. Spiegelman Title: Senior Vice President and CFO

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